SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33156; 812-14884

DMS ETF Trust I, et al.; Notice of Application

July 10, 2018

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for

an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain

disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items

22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange

Act of 1934, and sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure

Requirements"). The requested exemption would permit an investment adviser to hire and

replace certain sub-advisers without shareholder approval and grant relief from the Disclosure

Requirements as they relate to fees paid to the sub-advisers.

Applicants: DMS ETF Trust I, DMS ETF Trust II, and DMS Mutual Fund Trust (each, a "Trust"

and collectively, the "Trusts"), each a Delaware statutory trust that will be registered under the

Act as an open-end management investment company, and DMS ETF Solutions, LLC (the

"Initial Adviser"), a Delaware limited liability company that will be registered as an investment

adviser under the Investment Advisers Act of 1940 (collectively with the Trusts, the

"Applicants").

Filing Dates: The application was filed on March 12, 2018.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on August 6, 2018, and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants, 130 West 42nd Street, Ste. 1050, New York, NY

10036.

FOR FURTHER INFORMATION CONTACT: Christine Y. Greenlees, Senior Counsel, at

(202) 551-6879, or Andrea Ottomanelli Magovern, Branch Chief, at (202) 551-6821 (Division of

Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm

or by calling (202) 551-8090.

Summary of the Application:

1. An Adviser will serve as the investment adviser to each Subadvised Series pursuant

to an investment advisory agreement with the applicable Trust (the "Investment Management

Agreement").[1] An Adviser will provide each Subadvised Series with continuous investment

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[1] Applicants request relief with respect to the named Applicants, as well as to any future series of the Trusts and any other registered open-end management investment company or series thereof that: (a) is advised by the Initial Adviser, its successors, or any entity controlling, controlled by or under common control with the Initial Adviser or its successors (each, an "Adviser"); (b) uses the multi-

management services, subject to the supervision of, and policies established by, the board of

trustees of each Trust (each, a "Board"). Each Investment Management Agreement permits the

Adviser, subject to the approval of the applicable Board, to delegate to one or more sub-advisers

(each, a "Sub-Adviser" and collectively, the "Sub-Advisers") the responsibility to provide the

day-to-day portfolio investment management of each Subadvised Series, subject to the

supervision and direction of the Adviser.[2] The primary responsibility for managing each

Subadvised Series will remain vested in the Adviser. The Adviser will hire, evaluate, allocate

assets to and oversee the Sub-Advisers, including determining whether a Sub-Adviser should be

terminated, at all times subject to the authority of the applicable Board.

2.   Applicants request an exemption to permit the Adviser, subject to Board approval,

to hire certain Sub-Advisers pursuant to Sub-Advisory Agreements and materially amend

existing Sub-Advisory Agreements without obtaining the shareholder approval required under

section 15(a) of the Act and rule 18f-2 under the Act.[3] Applicants also seek an exemption from

the Disclosure Requirements to permit a Subadvised Series to disclose (as both a dollar amount

and a percentage of the Subadvised Series' net assets): (a) the aggregate fees paid to the Adviser

manager structure described in the application; and (c) complies with the terms and conditions set forth in the application (each, a "Subadvised Series"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]   A "Sub-Adviser" for a Subadvised Series is (1) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the Adviser for that Subadvised Series, or (2) a sister company of the Adviser for that Subadvised Series that is an indirect or direct "wholly-owned subsidiary" of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a "Wholly-Owned Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers"), or (3) not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Subadvised Series or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to a Subadvised Series ("Non-Affiliated Sub-Advisers").

[3]   The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in Section 2(a)(3) of the Act, of the Subadvised Series, any Trust or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series ("Affiliated Sub-Adviser").

and any Wholly-Owned Sub-Adviser; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, "Aggregate Fee Disclosure").

3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Such terms and conditions provide for, among other safeguards, appropriate disclosure to Subadvised Series shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Subadvised Series' shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the application, the Investment Management Agreements will remain subject to shareholder approval while the role of the Sub-Advisers is substantially similar to that of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary delays and expenses on the Subadvised Series.

Applicants believe that the requested relief from the Disclosure Requirements meets this standard because it will improve the Adviser's ability to negotiate fees paid to the Sub-Advisers that are more advantageous for the Subadvised Series.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary